

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 5, 2016

Benny Doro
President
Atlantic Acquisition, Inc.
1212 S. Casino Center
Las Vegas, Nevada 89104

> **Re:** **Atlantic Acquisition, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 3, 2016**
> **File No. 333-211681**

Dear Mr. Doro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Rule 419 limitations may limit business combinations, page 9
Regulations concerning "blank check" issuers may limit business combinations, page 10

1.    Please revise to clarify the risk that these regulations may limit potential business combinations for the company.

Background of Directors, Executive Officers, Promoters and Control Persons, page 30
Conflicts of Interest, page 34

2.    We note your statements in response to our prior comments 9 to 12 that the disclosure regarding Mr. Dotres has been deleted, but it appears that the disclosure is still present. Please revise accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 36

3.      Please revise to delete Miguel Dotres from the table, since his shares have been cancelled.

Certain Relationships and Related Transactions, page 36

4.      On page 18 you identify Bob Bubeck, and Margret M. McLaughlin as promoters, while on page 37 you identify Miguel Dotres, Benny Doro, Bob Bubeck, and Margret M. McLaughlin as promoters.  Please revise to reconcile.  Confirm that all required information regarding promoters under Item 404(c) has been disclosed.

Signature Page

5.      We note your response to our prior comment 14, but don't see any revisions to the signature page.  Please revise to identify the appropriate individuals as principal executive officer, principal financial officer, and principal accounting officer.

Interim Consolidated Financial Statements

6.      Please note that after August 12, 2016, you will need to provide updated interim financial statements for the quarterly period ending June 30, 2016. We refer you to the financial statement updating guidance in Rule 8-08 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc:     Harold Gewerter, Esq.